Exhibit 16.1

May 25, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 25, 2012, of El Paso Pipeline Partners, L.P. and are in agreement with the statements contained in the first sentence of paragraph one, and paragraphs two, three, four and six on page two therein. We have no basis to agree or disagree with other statements of the Registrant contained therein.

/s/ Ernst & Young LLP